U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     E. I. du Pont de Nemours and Company
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   (Last)                            (First)              (Middle)

     1007 Market Street
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                                    (Street)

     Wilmington, Delaware 19898
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     07/23/02
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     51-0014090
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4.   Issuer Name and Ticker or Trading Symbol

     ChemFirst Inc. (NYSE: CEM)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock, par value                  0                       See explanatory       N/A
$1.00 per share                                                  note (1) below.
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
N/A
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
Explanation of Responses:

(1) E. I. du Pont de Nemours and Company ("DuPont"), a Delaware corporation, is party to a shareholder agreement with Purple Acquisition Corporation, a Mississippi corporation and a wholly owned subsidiary of DuPont, and certain shareholders of ChemFirst Inc. (collectively, the "Shareholder") dated as of July 23, 2002 (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, DuPont has shared voting power with respect to 1,198,664 shares of common stock, par value $1.00 per share, of ChemFirst Inc. (which shares constitute approximately 8.5% of the issued and outstanding shares of common stock of ChemFirst Inc.). In addition, DuPont will have shared voting power with respect to any additional shares of capital stock of ChemFirst Inc. acquired by the Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement. As of the date of the Shareholder Agreement, the Shareholder owned options to acquire 452,900 shares of common stock of ChemFirst, Inc. (which options, if fully exercised, would increase the Shareholder's ownership interest in ChemFirst Inc. to 11.3%, assuming that no other additional shares of ChemFirst Inc. common stock are issued). DuPont may be deemed to beneficially own the shares of common stock of ChemFirst Inc. that are subject to the Shareholder Agreement (the "Subject Shares") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); however, DuPont does not have a "pecuniary interest" (as such term is defined in Section 16a-1(a)(2) of the Exchange
     Act) in the Subject Shares. Accordingly, the amount of securities of ChemFirst Inc. reported as beneficially owned by DuPont in Item 2 of Table I in this Form 3 is zero. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by DuPont that it is the beneficial owner of any of the common stock of ChemFirst Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. DuPont also disclaims any interest in any shares of common stock of ChemFirst Inc. held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                         E. I. DU PONT DE NEMOURS AND COMPANY,

                         by
                            /s/ Gary M. Pfeiffer                July 26, 2002
                            -----------------------             --------------
                            Name:  Gary M. Pfeiffer             Date
                            Title: Senior Vice President &
                                   Chief Financial Officer


                         **Signature of Reporting Person


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